Exhibit 99.1

TOYO Solar Welcomes President Trump’s Section 232 Action to Accelerate American Solar Manufacturing

TOKYO, August 7, 2026 , /PRNewswire/ -- TOYO Co., Ltd. (Nasdaq: TOYO; OTC: TOYWF) (“TOYO” or the “Company”), a solar manufacturing company, today welcomed the proclamation issued by President Trump under Section 232 of the Trade Expansion Act of 1962 addressing imports of polysilicon and downstream solar products, including provisions intended to encourage domestic manufacturing investment. TOYO reaffirmed its commitment to expanding solar manufacturing in the United States.

“TOYO welcomes President Trump’s action under Section 232 and is committed to supporting the Administration’s objectives through substantial, long-term investment in the United States,” said Takahiko Onozuka, Chairman and Chief Executive Officer of TOYO. “As a Japanese-headquartered company with an established American manufacturing presence, we operate a 2GW module manufacturing facility in Houston and are investing $357 million in an advanced heterojunction (HJT) cell facility at our Texas solar manufacturing campus. In addition, we are advancing plans for a phased buildout of a U.S. solar manufacturing supply chain that would connect American polysilicon with domestic wafer, cell, and module manufacturing.

“The proclamation reflects the Administration’s leadership in making national security, American energy dominance, and domestic manufacturing central to U.S. solar policy,” said Rhone Resch, Chief Strategy Officer of TOYO. “It recognizes that the United States must develop commercially scaled production of polysilicon, ingots, wafers, and cells to reduce its dependence on China and other foreign entities of concern.”

“The proclamation’s onshoring provisions send an important signal that companies serving the American market should invest in American facilities, employ American workers, and help build secure domestic supply chains,” Resch continued. “By linking favorable tariff treatment to verifiable U.S. investment, construction, and production commitments, the framework can mobilize private capital and accelerate the development of strategically important manufacturing capacity.”

“TOYO looks forward to engaging with the Department of Commerce on an integrated manufacturing plan that brings together our existing U.S. operations, advanced HJT technology, use of American polysilicon, auditable non-FEOC supply chain, and ,our planned investments across the U.S. solar manufacturing supply chain” Resch added. “During the buildout, transitional cell production from TOYO’s non-FEOC supply chain can help sustain American module manufacturing, protect U.S. jobs, and provide the operating continuity necessary to finance and execute our domestic expansion.”

“We believe this strategy aligns TOYO’s long-term growth with the Administration’s objective of establishing a secure and competitive American solar industry, while maintaining the capital discipline and operational flexibility necessary to create lasting value for our shareholders, customers, employees, and the communities in which we operate.”

About TOYO Co., Ltd.

TOYO is a solar manufacturing company that is committed to becoming a vertically integrated solar manufacturer in the global market, integrating the upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells and modules at a competitive scale and cost.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “estimate,” “plan,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “target,” “commit,” or similar expressions. They include, but are not limited to, statements regarding the anticipated effects of the Section 232 proclamation and its onshoring provisions; TOYO’s plans to invest in and expand U.S. manufacturing, including the Texas cell facility and planned ingot, wafer, and cell production; TOYO’s intent to engage with the U.S. Department of Commerce regarding an integrated manufacturing plan and transitional cell supply; the availability of favorable tariff treatment, offsets, financing, and partners; and TOYO’s U.S. manufacturing and supply chain strategy. These statements are based on management’s current expectations and assumptions and are not predictions of actual performance.

These statements involve risks and uncertainties that may cause actual results to differ materially, including the final terms, scope, timing, and implementation of the proclamation and any related programs; the outcome and timing of any engagement with the U.S. Department of Commerce, as to which no assurance can be given that any offset, exemption, or company-specific arrangement will be obtained on acceptable terms or at all; TOYO’s ability to obtain financing and partners for planned facilities on acceptable terms; construction, permitting, supply chain, and execution risks; the pending antidumping and countervailing duty circumvention proceeding; changes in trade, tax, energy, and other laws, regulations, and government policy; market demand and pricing for solar products; and other risks described in TOYO’s filings with and submissions to the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date of this press release, and, except as required by law, TOYO undertakes no duty to update these statements.

Contact Information

For TOYO Co., Ltd.

Crocker Coulson

crocker.coulson@aumadvisors.com

Tel: (646) 652-7185

SOURCE TOYO Co., Ltd.